SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of July, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
D-52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

DGAP-News: AIXTRON: Growing LED lighting demand fuels strong order intake / Revenue & margins influenced by currency and mix effects / 2011 guidance confirmed despite short-term volatility

Aachen, Germany, July 28, 2011 - AIXTRON SE (ISIN DE000A0WMPJ6, US0096061041), a worldwide leading provider of deposition equipment to the semiconductor industry, today announced the consolidated financial results for the second quarter and first half of 2011.

Key Financials

	2011	2010	+/-	2011	2011	+/-
(in EUR million)	H1	H1		Q2	Q1
Revenues	381.0	346.3	10%	175.6	205.4	-15%
Gross profit	181.0	183.9	-2%	76.9	104.2	-26%
Gross margin	48%	53%	-5 pp	44%	51%	-7 pp
Operating result (EBIT)	129.2	106.9	21%	54.3	74.9	-28%
EBIT margin	34%	31%	3 pp	31%	36%	-6 pp
Net result	90.4	74.1	22%	38.2	52.3	-27%
Net result margin	24%	21%	3 pp	22%	25%	-4 pp
Net result per share - basic (EUR)	0.90	0.74	22%	0.38	0.52	-27%
Net result per share - diluted (EUR)	0.89	0.73	22%	0.38	0.51	-25%
Equipment order intake	432.5	343.9	26%	222.2	210.3	6%
Equipment order backlog (end of period)	373.5	250.0	49%	373.5	321.1	16%

Financial Highlights
During the first half year of 2011, AIXTRON's equipment order intake amounted to EUR 432.5m, 26% higher than in H1/2010 (EUR 343.9m). Recorded orders continued to be received at an historically high level, mainly fuelled by HB LED backlighting and lighting applications, the latter becoming more prominent in the second quarter. In line with the trend seen in recent quarters, China was the strongest regional driver in this market. The total equipment order intake for Q2/2011 came in at EUR 222.2m, an increase of 6% over Q1/2011.

First-half 2011 revenues grew by 10% year on year to EUR 381.0m (H1/2010: EUR 346.3m), but decreased 15% sequentially from Q1/2011 (EUR 205.4m) to EUR 175.6m in Q2/2011. Recorded H1/2011 revenues were impaired by a weakening US-Dollar, as well as a shift in regional product mix and selling prices influenced by larger order volumes. Some later than scheduled Chinese customer LED production facility completions and temporary regional customer financing delays were additional causes of this sequential development.

Gross profit for the first half of the year, in absolute terms, was marginally down year on year at EUR 181.0m, and the gross margin declined by 5 percentage points to 48%, compared to EUR 183.9m or 53% in H1/2010. In a sequential comparison, the Company's Q2/2011 gross margin decreased by seven percentage points, from 51% (EUR 104.2m) in Q1/2011 to 44% (EUR 76.9m) in Q2/2011. This decrease was due to the above mentioned quarterly sequential revenue development which was set against a stable sequential cost base. First half 2011 EBIT came in at EUR 129.2m (34%) and was 21% higher in absolute terms than during the same period last year.

The EBIT margin was 3 percentage points better year on year than the EUR 106.9m (31%) in H1/2010. However, the Q2/2011 EBIT margin, at 31% (EUR 54.3m), was 5 percentage points lower sequentially than in Q1/2011 at 36% (EUR 74.9m). This sequential EBIT margin development was mainly influenced by the above mentioned gross margin effects, which were, however, partly compensated by an improved operating cost base and positive hedging effects. The net income in H1/2011 was 22% up, year on year, from EUR 74.1m (21% of revenues) in H1/2010, to EUR 90.4m (24% of revenues). Net income for Q2/2011 was also partly affected by the reduced gross margin and came in at EUR 38.2m or 22% of revenues (Q1/ 2011: EUR 52.3m; 25%).

Management Review
Paul Hyland, President & Chief Executive Officer at AIXTRON, remains confident about AIXTRON's prospects for the rest of the year despite some short-term market volatility:

'Despite some unfriendly currency and mix effects in Q2, we have had an excellent quarter: we have seen sequentially higher order intake, a very positive customer response to a new product launch and some increasingly encouraging signals from a rapidly emerging LED lighting market. Although the 'choppy waters' we predicted in Q2 are likely to continue in Q3, we believe that they are transitional effects of a growing market and consequently will pass through in the course of this year. Albeit challenging, we remain optimistic of achieving our original targets set for the full year.'

Outlook AIXTRON Management reconfirmed its revenue guidance for 2011 of circa EUR 800 million to EUR 900 million and an operating margin of circa 35%.

Financial Tables
The H1/2011 results presentation as well as all consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com, section 'Investors/Reports / Presentations', as part of AIXTRON's Half-Year Financial Report 2011.

Investor Conference Call
AIXTRON will host a financial analyst and investor conference call on Thursday, July 28, 2011, 3:00 p.m. CEST (6:00 a.m. PDT, 9:00 a.m. EDT) to review the first half-year 2011 results. From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-891 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors/Reports / Presentations', following the conference call.

Contact:
Guido Pickert
Investor Relations and Corporate Communications:
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which deposition technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIXTRON SE

Date:	July 28, 2011	By:	/s/ Paul Hyland
			Name:	Paul Hyland
			Title:	President and CEO

		By:	/s/ Wolfgang Breme
			Name:	Wolfgang Breme
			Title:	CFO